AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 2007

                                INVESTMENT COMPANY ACT FILE NO. 811-21466




                          U.S. SECURITIES AND EXCHANGE
                           COMMISSION WASHINGTON, D.C.
                                      20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
         (Under Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 2)

            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                  (Name of Issuer and Person Filing Statement)

                Shares of Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           CLIFFORD E. LAI, PRESIDENT
            HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
                          THREE WORLD FINANCIAL CENTER
                          200 VESEY STREET, 10th FLOOR
                             NEW YORK, NY 10281-1010
                                 1-800-HYPERION
            (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 With copies to:

                                DAVID C. MAHAFFEY
                            SULLIVAN & WORCESTER LLP
                               1666 K STREET, N.W.
                             WASHINGTON, D.C. 20006



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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|



         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of Hyperion Brookfield Collateralized Securities Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 17,038,008 of the Fund's shares of common stock, par value $0.01 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on November 6, 2007, and amended by Amendment No. 1 as filed on November 21, 2007, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

         The Offer terminated at 4:00 P.M., Eastern time, on December 6, 2007 (the "Expiration Date"). Pursuant to the Offer, 17,845,120 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $7.06 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $125,986,548. As permitted under Rule 13e-4(f) under the Securities Exchange Act of 1934, the Fund accepted for payment 807,112 additional Shares, which is less than two percent of the outstanding class of securities that was subject to the Offer.





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Hyperion Brookfield Collateralized
                                  Securities, Inc.

                                  By: /s/ Clifford E. Lai
                                      Clifford E. Lai
                                      President

December 13, 2007